Exhibit 99.1

Oatly Reports Fourth Quarter and Full Year 2025 Financial Results

MALMÖ, Sweden, February 11, 2026 – Oatly Group AB (Nasdaq: OTLY) (“Oatly”, the “Company” or the “Group”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and twelve months ended December 31, 2025.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am proud to report that we drove profitable growth in both the fourth quarter and the full year. Achieving this milestone reflects the disciplined, strategic actions we have taken over the past three years to strengthen the foundation of our entire business. We have right-sized our supply chain and overhead structure while simultaneously reinvesting behind our refreshed growth strategy. We are seeing clear evidence that our strategy is working and driving impact, as we are driving growth in every market where it is fully deployed and seeing good early results in the markets where we are still rolling out our playbook. We are also seeing improved profitability and cash flow across the business.”

He continued, “We know that achieving our first full year of profitability is a milestone, not our destination. As we look forward, we expect to accelerate our impact as we continue to execute our growth strategy, drive incremental demand, and deliver even stronger profitable growth. We continue to see significant potential ahead of us, and we are confident that we are taking the right steps to drive durable, scalable, and profitable growth as we execute on our mission.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and twelve months ended December 31, 2025 and 2024.

(Unaudited)	Three months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	133,736	108,462	133,736	9,855	123,881	23.3%	14.2%	13.9%	0.3%
North America	64,392	70,596	64,392	—	64,392	-8.8%	-8.8%	-12.6%	3.8%
Greater China	35,651	35,258	35,651	441	35,210	1.1%	-0.1%	-4.0%	3.9%
Total revenue	233,779	214,316	233,779	10,296	223,483	9.1%	4.3%	2.9%	1.4%

(Unaudited)	Twelve months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	482,861	434,263	482,861	20,746	462,115	11.2%	6.4%	8.9%	-2.5%
North America	249,559	274,455	249,559	—	249,559	-9.1%	-9.1%	-11.0%	1.9%
Greater China	130,039	114,948	130,039	232	129,807	13.1%	12.9%	19.9%	-7.0%
Total revenue	862,459	823,666	862,459	20,978	841,481	4.7%	2.2%	5.3%	-3.1%

2025 Highlights

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Fourth quarter revenue of $233.8 million, a 9.1% increase compared to the prior year period, with a constant currency revenue increase of 4.3% compared to the prior year period.
•
Gross margin in the fourth quarter was 34.5%, which is a 5.8 percentage points increase compared to the prior year period.
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Fourth quarter net loss attributable to shareholders of the parent was $19.1 million, which is an improvement of $72.1 million compared to a net loss attributable to shareholders of the parent of $91.2 million in the prior year period.
•
Fourth quarter Adjusted EBITDA was $11.0 million, which is an improvement of $17.1 million compared to the prior year period.

2026 Outlook

•
The Company is providing its 2026 outlook as follows:
o
Constant currency revenue growth is expected to be in the range of +3% to +5%;
o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million; and
o
Capital expenditures are expected to be in the range of $20 million to $30 million.

Fourth Quarter 2025 Results

Revenue increased $19.5 million, or 9.1% to $233.8 million for the fourth quarter ended December 31, 2025, compared to $214.3 million for the prior year period. Excluding a foreign currency exchange tailwind of $10.3 million, revenue for the fourth quarter was $223.5 million, or an increase of 4.3% compared to the prior year period. The growth in constant currency revenue was driven by another quarter of consistent performance in Europe & International, partially offset by decline in North America, explained mainly by a reduction in revenue to a large foodservice customer, as well as a slight decline in Greater China. Sold volume for the fourth quarter of 2025 increased 2.9% to 157.6 million liters compared to 153.2 million liters in the fourth quarter of 2024. Produced finished goods volume for the fourth quarter of 2025 was 161.5 million liters compared to 145.3 million liters for the fourth quarter of 2024.

Gross profit was $80.8 million for the fourth quarter of 2025 compared to $61.6 million for the fourth quarter of 2024. Gross profit margin was 34.5% in the fourth quarter of 2025, an increase of 579 basis points compared to the prior period. The margin expansion compared to the fourth quarter of 2024 was explained by improvements in supply chain efficiency in Europe & International, product and channel mix in North America and Greater China.

Research and development expenses in the fourth quarter of 2025 increased $1.3 million to $5.1 million compared to $3.7 million in the prior year period. The increase was mainly explained by expenses related to new product launches and foreign currency exchange headwinds.

Selling, general and administrative expenses in the fourth quarter of 2025 increased $1.9 million to $83.9 million compared to $82.0 million in the prior year period. The increase was driven by foreign currency exchange headwinds and customer distribution costs linked to growth in sold volumes, partially offset by continued actions to reduce overhead expenses.

Other operating income and (expenses), net for the fourth quarter of 2025 was an expense of $1.9 million comprised primarily of $2.6 million in costs for the Company’s strategic review of the Greater China segment, offset by a net foreign exchange gain. Other operating income and (expenses), net for the prior year period was an expense of $65.6 million comprised primarily of non-cash impairment charges of $41.7 million related to the discontinued construction of the second production facility in China (Asia III) and the closure of the production facility in Singapore, and other exit costs of $23.0 million related to the closure of the production facility in Singapore.

Finance income and (expenses), net for the fourth quarter of 2025 was an expense of $7.1 million comprised primarily of fair value gain on Convertible Notes of $24.0 million, offset by $18.9 million in expenses related to the Company’s recent financing activities, and net interest expenses of $13.5 million. The finance income and (expenses), net for the prior year period was an expense of $1.1 million comprised primarily of net interest expenses of $13.6 million, offset by fair value gains on Convertible Notes of $4.6 million and net foreign exchange gains of $8.2 million.

Net loss attributable to shareholders of the parent was $19.1 million for the fourth quarter of 2025 compared to a loss of $91.2 million in the prior year period. The improvement was primarily a result of higher gross profit and decreased other operating income and (expenses), net.

Adjusted EBITDA for the fourth quarter of 2025 was $11.0 million, compared to a loss of $6.1 million in the prior year period. The improvement in Adjusted EBITDA was primarily a result of higher gross profit.

EBITDA, Adjusted EBITDA and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended December 31, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	133,736	64,392	35,651	—	—	233,779
Intersegment revenue	348	—	—	—	(348)	—
Total segment revenue	134,084	64,392	35,651	—	(348)	233,779
Adjusted EBITDA	26,496	4,381	1,073	(20,951)	—	10,999
Share-based compensation expense	(463)	(329)	(509)	(1,835)	—	(3,136)
Restructuring costs(1)	(244)	(345)	—	(1,071)	—	(1,660)
Strategic review of Greater China business(2)	—	—	(2,636)	—	—	(2,636)
Non-controlling interests	—	—	(91)	—	—	(91)
EBITDA	25,789	3,707	(2,163)	(23,857)	—	3,476
Finance income and (expenses), net	—	—	—	—	—	(7,126)
Depreciation and amortization	—	—	—	—	—	(13,575)
Loss before tax	—	—	—	—	—	(17,225)

Three months ended December 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	108,462	70,596	35,258	—	—	214,316
Intersegment revenue	1,326	—	—	—	(1,326)	—
Total segment revenue	109,788	70,596	35,258	—	(1,326)	214,316
Adjusted EBITDA	16,580	1,249	589	(24,497)	—	(6,079)
Share-based compensation expense	(306)	(230)	(511)	(2,456)	—	(3,503)
Restructuring costs(1)	(1,520)	(356)	—	(1,721)	—	(3,597)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	48	2,122	(25,068)	—	—	(22,898)
New product launch issue(5)	—	567	—	—	—	567
Non-controlling interests	—	—	(151)	—	—	(151)
EBITDA	(27,308)	3,352	(25,141)	(28,674)	—	(77,771)
Finance income and (expenses), net	—	—	—	—	—	(1,149)
Depreciation and amortization	—	—	—	—	—	(11,932)
Loss before tax	—	—	—	—	—	(90,852)

Twelve months ended December 31, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income and (expenses), net	—	—	—	—	—	(77,188)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

Twelve months ended December 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income and (expenses), net	—	—	—	—	—	(12,421)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3)Relates to costs for the closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5)Expenses related to a new product launch issue.

Europe & International

Europe & International revenue increased $25.3 million, or 23.3%, to $133.7 million for the fourth quarter of 2025, compared to $108.5 million in the prior year period. Excluding a foreign currency exchange tailwind of $9.9 million, Europe & International revenue for the fourth quarter was $123.9 million, or an increase of 14.2%. For the fourth quarter of 2025, the increase in revenue was primarily due to volume growth of 13.9%, mainly driven by growth in the Barista products. Approximately 79% of Europe & International revenue was from the retail channel for the fourth quarter of 2025 compared to 81% in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 89.3 and 78.3 million liters, respectively.

Europe & International Adjusted EBITDA increased $9.9 million to $26.5 million for the fourth quarter of 2025 compared to $16.6 million in the prior year period. The improvement in Adjusted EBITDA was primarily driven by higher gross profit driven by higher revenue and continued supply chain productivity.

North America

North America revenue decreased $6.2 million, or 8.8%, to $64.4 million for the fourth quarter of 2025, compared to $70.6 million in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 35.8 million and 41.1 million liters, respectively. The 12.6% volume decrease was primarily due to reduction in sales to the segment’s largest foodservice customer. Approximately 61% of North America revenue was from the retail channel in the fourth quarter of compared to 48% in the prior year period.

North America Adjusted EBITDA increased $3.1 million to $4.4 million for the fourth quarter of 2025, compared to $1.2 million in the prior year period. The increase in Adjusted EBITDA was primarily due to higher gross profit, largely driven by channel and product mix as well as supply chain performance offsetting lower fixed cost absorption driven by lower volumes.

Greater China

Greater China revenue increased $0.4 million, or 1.1%, to $35.7 million for the fourth quarter of 2025, compared to $35.3 million in the prior year period. Excluding a foreign currency exchange tailwind of $0.4 million in the quarter, Greater China revenue for the quarter was $35.2 million or a decrease of 0.1%. The Greater China segment slight decline was primarily driven by reduced sales in Foodservice, partially offset by growth in the retail channel. Approximately 66% of Greater China revenue was from the foodservice channel for the fourth quarter of 2025 compared to 76% in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 32.5 million and 33.8 million liters, respectively.

Greater China Adjusted EBITDA increased $0.5 million to $1.1 million for the fourth quarter of 2025, compared to $0.6 million in the prior year period. The increase in EBITDA is explained by higher gross profit, driven by channel and product mix.

Corporate

Oatly’s corporate expense, which consists of general costs not allocated to the segments, in the fourth quarter of 2025 was $23.9 million, a decrease of $4.8 million compared to the prior year period, driven by continuous efforts for reduction of expenses, partially offset by foreign currency exchange headwinds. Adjusted EBITDA in the fourth quarter of 2025 was a loss of $21.0 million compared to a loss of $24.5 million in the prior year period.

Balance Sheet and Cash Flows

As of December 31, 2025, the Company had cash and cash equivalents of $64.3 million and total outstanding debt of $523.0 million consisting of Nordic Bonds, Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $23.7 million for the twelve months ended December 31, 2025, compared to $114.4 million during the prior year period, which was primarily driven by improved operating results and improvements in net working capital.

As previously disclosed, on September 30, 2025, the Company issued Nordic Bonds with an initial issue amount of SEK 1,700 million and entered into a SEK 750 million super senior revolving credit facility. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel an aggregate amount of $42.9 million of its U.S. Convertible Notes and pay related transaction costs. Further, on October 3, 2025, the Company cancelled, terminated, and replaced its existing revolving credit facility with the new super senior revolving credit facility.

Capital expenditures were $15.3 million for the twelve months ended December 31, 2025, compared to $41.2 million in the prior year period, driven by the Company’s continued discipline in how it invests as well as certain projects that were originally planned to be completed in 2025 are now expected to be completed in 2026.

Free cash flow was an outflow of $39.0 million for the twelve months ended December 31, 2025 compared to an outflow of $155.6 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Strategic Review of Greater China Business

The Company continues its strategic review of the Company’s Greater China business.

While there is no definitive timetable for completing the strategic review, the Company expects to complete the strategic review within 2026. The Company does not intend to provide further updates unless and until the Board of Directors has approved a specific course of action or determines that additional disclosure is appropriate or required. The Company cautions that there can be no assurances that the process will result in any transaction or strategic change.

Outlook

The Company’s outlook continues to include the expected results of the Greater China segment. Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is providing its 2026 outlook.

o
Constant currency revenue growth is expected to be in the range of +3% to +5%. This includes an expected headwind of approximately 200 basis points from a large foodservice customer in the North America segment. Based on recent foreign exchange rates, the full-year impact of foreign exchange is expected to be a tailwind to revenue growth by approximately 100 to 200 basis points.
o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million.
o
Capital expenditures are expected to be in the range of $20 million to $30 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:00 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 50 countries globally.

For more information, please visit www.oatly.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2026, profitability improvement, profitable growth in 2026, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future; sustainability risks (including environmental, climate change, uncertainty about future related mandatory disclosure requirements, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; the successful execution of the strategic review of the Company’s Greater China operations, the outcome of the strategic review and the market reaction thereto; how our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war; the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; failure to protect our intellectual property, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; if we are unable to remediate material weaknesses, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2025 and our other filings with the

SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications.

“EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility, impacts related to discontinued construction of production facilities, expenses related to a new product launch issue and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

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Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;
•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduced cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

For further information:

Contact person

Brian Kearney, Vice President Investor Relations

E-mail: investors@oatly.com, press.us@oatly.com

This information is information that Oatly Group AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:00 ET on February 11, 2026.

Financial Statements

Condensed consolidated statement of operations

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share and ADS data)	2025	2024	2025	2024
Revenue	233,779	214,316	862,459	823,666
Cost of goods sold	(153,024)	(152,699)	(585,402)	(587,174)
Gross profit	80,755	61,617	277,057	236,492
Research and development expenses	(5,053)	(3,728)	(18,573)	(30,135)
Selling, general and administrative expenses	(83,888)	(81,973)	(320,643)	(324,719)
Other operating income and (expenses), net	(1,913)	(65,619)	(5,571)	(67,790)
Operating loss	(10,099)	(89,703)	(67,730)	(186,152)
Finance income and (expenses), net	(7,126)	(1,149)	(77,188)	(12,421)
Loss before tax	(17,225)	(90,852)	(144,918)	(198,573)
Income tax expense	(2,009)	(505)	(8,197)	(3,699)
Loss for the period	(19,234)	(91,357)	(153,115)	(202,272)
Attributable to:
Shareholders of the parent	(19,143)	(91,206)	(152,771)	(201,949)
Non-controlling interests	(91)	(151)	(344)	(323)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.03)	(0.15)	(0.25)	(0.34)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	(0.61)	(3.05)	(5.03)	(6.77)
Weighted average common shares outstanding:
Basic and diluted	623,752,493	598,226,750	607,525,897	596,886,163

Condensed consolidated statement of financial position

(Unaudited)	December 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	137,747	116,208
Property, plant and equipment	294,688	294,199
Right-of-use assets	37,907	45,555
Other non-current receivables	46,992	44,331
Deferred tax assets	4,676	4,561
Total non-current assets	522,010	504,854
Current assets
Inventories	68,537	65,602
Trade receivables	103,522	103,366
Current tax assets	2,737	6,095
Other current receivables	17,438	15,738
Prepaid expenses	8,608	9,402
Cash and cash equivalents	64,345	98,923
Total current assets	265,187	299,126
TOTAL ASSETS	787,197	803,980
EQUITY AND LIABILITIES
Equity
Share capital	110	106
Treasury shares	(0)	(0)
Other contributed capital	1,641,601	1,628,045
Other reserves	(225,351)	(274,160)
Accumulated deficit	(1,397,805)	(1,249,303)
Equity attributable to shareholders of the parent	18,555	104,688
Non-controlling interests	1,116	1,435
Total equity	19,671	106,123
Liabilities
Non-current liabilities
Lease liabilities	24,729	31,724
Interest-bearing loans and borrowings	182,783	116,216
Provisions	2,697	14,857
Total non-current liabilities	210,209	162,797
Current liabilities
Lease liabilities	12,457	13,359
Interest-bearing loans and borrowings	340,266	330,152
Trade payables	66,481	60,152
Current tax liabilities	1,642	1,476
Other current liabilities	11,176	7,998
Accrued expenses	107,932	103,719
Provisions	17,363	18,204
Total current liabilities	557,317	535,060
Total liabilities	767,526	697,857
TOTAL EQUITY AND LIABILITIES	787,197	803,980

Condensed consolidated statement of cash flows

(Unaudited)	For the year ended December 31,
(in thousands of U.S. dollars)	2025	2024
Operating activities
Net loss	(153,115)	(202,272)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	48,570	49,966
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	740	—
—Write-downs of inventories	8,024	3,095
—Impairment loss/(gain) on trade receivables	913	(234)
—Share-based compensation	13,261	13,598
—Movements in provisions	(14,896)	(14,414)
—Finance (income) and expenses, net	77,188	12,421
—Income tax expense	8,197	3,699
—Loss on disposal of property, plant and equipment and intangible assets	—	(307)
—Impairment related to discontinued construction of production facilities	—	24,117
—Impairment related to closure of production facility	—	19,113
—Other	—	1,441
Interest received	1,558	8,285
Interest paid	(23,984)	(24,518)
Income tax paid	(318)	(3,386)
Changes in working capital:
—Increase in inventories	(6,176)	(3,456)
—Decrease in trade receivables, other current receivables, prepaid expenses	14,400	14,786
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses	1,915	(16,362)
Net cash flows used in operating activities	(23,723)	(114,428)
Investing activities
Purchase of intangible assets	(2,858)	(2,055)
Purchase of property, plant and equipment	(12,396)	(39,140)
Investments in financial assets	(1,314)	—
Proceeds from sale of property, plant and equipment	575	31,201
Other	449	743
Net cash flows used in investing activities	(15,544)	(9,251)
Financing activities
Proceeds from issue of bonds	180,897	—
Repayment of liabilities to credit institutions	(133,343)	(2,678)
Proceeds from liabilities to credit institutions	2,822	—
Repurchase of U.S. Notes	(24,629)	—
Payment of loan transaction costs	(12,729)	(4,965)
Repayment of lease liabilities	(11,945)	(19,645)
Proceeds from exercise of stock options	111	—
Cash flows from/(used in) financing activities	1,184	(27,288)
Net decrease in cash and cash equivalents	(38,083)	(150,967)
Cash and cash equivalents at the beginning of the period	98,923	249,299
Exchange rate differences in cash and cash equivalents	3,505	591
Cash and cash equivalents at the end of the period	64,345	98,923

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Loss for the period	(19,234)	(91,357)	(153,115)	(202,272)
Income tax expense	2,009	505	8,197	3,699
Finance (income) and expenses, net	7,126	1,149	77,188	12,421
Depreciation and amortization expense	13,575	11,932	49,310	49,966
EBITDA	3,476	(77,771)	(18,420)	(136,186)
Share-based compensation expense	3,136	3,503	13,261	13,598
Restructuring costs(1)	1,660	3,597	4,935	8,172
Strategic review of Greater China business(2)	2,636	—	7,547	—
Closure of production facility(3)	—	42,110	(846)	42,110
Discontinued construction of production facilities(4)	—	22,898	—	24,660
New product launch issue(5)	—	(567)	—	11,998
Non-controlling interests	91	151	344	323
Adjusted EBITDA	10,999	(6,079)	6,821	(35,325)

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3)Relates to costs for the closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5)Expenses related to a new product launch issue.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Net cash flows used in operating activities	(6,364)	(10,236)	(23,723)	(114,428)
Capital expenditures	(1,479)	(12,273)	(15,254)	(41,195)
Free Cash Flow	(7,843)	(22,509)	(38,977)	(155,623)